Exhibit 99.2

GOV
LISTED
NYSE.

Government Properties Income Trust
Second Quarter 2011
Supplemental Operating and Financial Data



20 Massachusetts Avenue, Washington, D.C.
Square Feet: 339,541.

All amounts in this report are unaudited.



TABLE OF CONTENTS



WARNING CONCERNING
FORWARD LOOKING STATEMENTS

THIS SUPPLEMENTAL OPERATING AND FINANCIAL DATA CONTAINS STATEMENTS WHICH CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER SECURITIES LAWS. WHENEVER WE USE WORDS SUCH AS "BELIEVE", "EXPECT", "ANTICIPATE", "INTEND", "PLAN", "ESTIMATE" OR SIMILAR EXPRESSIONS, WE ARE MAKING FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS AND THEIR IMPLICATIONS ARE BASED UPON OUR PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS AND THEIR IMPLICATIONS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. FORWARD LOOKING STATEMENTS IN THIS REPORT RELATE TO VARIOUS ASPECTS OF OUR BUSINESS, INCLUDING:

• OUR ABILITY TO PAY DISTRIBUTIONS IN THE FUTURE AND THE EXPECTED AMOUNTS THEREOF,

• OUR ACQUISITIONS OF PROPERTIES,

• THE CREDIT QUALITY OF OUR TENANTS,

• THE LIKELIHOOD THAT OUR TENANTS WILL PAY RENT, RENEW LEASES, SIGN NEW LEASES OR BE AFFECTED BY CYCLICAL ECONOMIC CONDITIONS,

• OUR ABILITY TO PAY INTEREST ON AND PRINCIPAL OF OUR DEBT,

• OUR POLICIES AND PLANS REGARDING INVESTMENTS AND FINANCINGS,

• THE FUTURE AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY,

• OUR ABILITY TO COMPETE FOR ACQUISITIONS AND TENANCIES EFFECTIVELY,

• OUR TAX STATUS AS A REAL ESTATE INVESTMENT TRUST, OR REIT,

• OUR ABILITY TO RAISE EQUITY OR DEBT CAPITAL, AND

• OTHER MATTERS.

OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY OUR FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. FACTORS THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FORWARD LOOKING STATEMENTS AND UPON OUR BUSINESS, RESULTS OF OPERATIONS, FINANCIAL CONDITION, FUNDS FROM OPERATIONS, CASH FLOWS, LIQUIDITY AND PROSPECTS INCLUDE, BUT ARE NOT LIMITED TO:

• THE IMPACT OF CHANGES IN THE ECONOMY AND THE CAPITAL MARKETS,

• COMPETITION WITHIN THE REAL ESTATE INDUSTRY,

• ACTUAL AND POTENTIAL CONFLICTS OF INTEREST WITH OUR MANAGING TRUSTEES, COMMONWEALTH REIT AND REIT MANAGEMENT & RESEARCH LLC, OR RMR, AND THEIR RELATED PERSONS AND ENTITIES,

• THE IMPACT OF CHANGES IN THE REAL ESTATE NEEDS AND FINANCIAL CONDITIONS OF THE U.S. GOVERNMENT AND STATE AND LOCAL GOVERNMENTS,

• COMPLIANCE WITH, AND CHANGES TO, FEDERAL, STATE AND LOCAL LAWS AND REGULATIONS, ACCOUNTING RULES, TAX LAWS AND SIMILAR MATTERS, AND

• LIMITATIONS IMPOSED ON OUR BUSINESS AND OUR ABILITY TO SATISFY COMPLEX RULES IN ORDER FOR US TO QUALIFY AS A REIT FOR U.S. FEDERAL INCOME TAX PURPOSES.



FOR EXAMPLE:

- CONTINGENCIES IN OUR ACQUISITION AGREEMENTS MAY CAUSE OUR ACQUISITIONS NOT TO OCCUR OR TO BE DELAYED,

- SOME OF OUR TENANTS MAY NOT RENEW EXPIRING LEASES, AND WE MAY BE UNABLE TO LOCATE NEW TENANTS TO MAINTAIN THE HISTORICAL OCCUPANCY RATES OF, OR RENTS FROM, OUR PROPERTIES,

- SOME GOVERNMENT TENANTS MAY EXERCISE THEIR RIGHT TO VACATE THEIR SPACE BEFORE THE STATED EXPIRATION OF THEIR LEASES AND WE MAY BE UNABLE TO LOCATE NEW TENANTS TO MAINTAIN THE HISTORICAL OCCUPANCY RATES OF, OR RENTS FROM, OUR PROPERTIES,

- RENTS THAT WE CAN CHARGE AT OUR PROPERTIES MAY DECLINE,

- OUR ABILITY TO MAKE FUTURE DISTRIBUTIONS DEPENDS UPON A NUMBER OF FACTORS, INCLUDING OUR FUTURE EARNINGS. WE MAY BE UNABLE TO MAINTAIN OUR CURRENT RATE OF DISTRIBUTIONS AND FUTURE DISTRIBUTIONS MAY BE SUSPENDED OR PAID AT A LESSER RATE THAN THE DISTRIBUTIONS WE NOW PAY,

- IF THE AVAILABILITY OF DEBT CAPITAL BECOMES RESTRICTED, WE MAY BE UNABLE TO REFINANCE OR REPAY OUR DEBT OBLIGATIONS WHEN THEY BECOME DUE OR ON TERMS WHICH ARE AS FAVORABLE AS WE NOW HAVE,

- OUR ABILITY TO GROW OUR BUSINESS AND INCREASE OUR DISTRIBUTIONS DEPENDS IN LARGE PART UPON OUR ABILITY TO BUY PROPERTIES AND LEASE THEM FOR NET RENTS, LESS PROPERTY OPERATING EXPENSES, WHICH EXCEED OUR CAPITAL COSTS; WE MAY BE UNABLE TO IDENTIFY PROPERTIES THAT WE WANT TO ACQUIRE OR TO NEGOTIATE ACCEPTABLE PURCHASE PRICES, ACQUISITION FINANCING OR LEASE TERMS FOR NEW PROPERTIES, AND

- THE FAILURE OF THE FEDERAL GOVERNMENT TO RAISE THE FEDERAL DEBT CEILING COULD AFFECT OUR RECEIPT OF RENTS AND OUR CASH FLOW.

THESE RESULTS COULD OCCUR DUE TO MANY DIFFERENT CIRCUMSTANCES, SOME OF WHICH ARE BEYOND OUR CONTROL, SUCH AS NATURAL DISASTERS OR CHANGES IN OUR TENANTS, FINANCIAL CONDITIONS OR THE MARKET DEMAND FOR LEASED SPACE, OR CHANGES IN CAPITAL MARKETS OR THE ECONOMY GENERALLY.

THE INFORMATION CONTAINED IN OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING UNDER "RISK FACTORS" IN OUR PERIODIC REPORTS AND IN OUR PROSPECTUS SUPPLEMENT FILED JULY 21, 2011, IDENTIFIES OTHER IMPORTANT FACTORS THAT COULD CAUSE OUR ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE STATED IN OR IMPLIED BY OUR FORWARD LOOKING STATEMENTS. OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION ARE AVAILABLE ON ITS WEBSITE: WWW.SEC.GOV.

YOU SHOULD NOT PLACE UNDUE RELIANCE UPON OUR FORWARD LOOKING STATEMENTS.

EXCEPT AS REQUIRED BY LAW, WE DO NOT INTEND TO UPDATE OR CHANGE ANY FORWARD LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.



CORPORATE INFORMATION

75 Pleasant Street, Malden, MA.
Square Feet: 125,521.



The Company:

Government Properties Income Trust, or GOV, we or us, is a real estate investment trust, or REIT, which owns buildings that are majority leased to government tenants located throughout the United States. The majority of our properties are office buildings. As of June 30, 2011, we owned 64 properties with approximately 7.6 million rentable square feet. Fifty-one properties are primarily leased to the U.S. Government, twelve properties are primarily leased to the state governments of California, Maryland, Massachusetts, Minnesota, New Jersey and South Carolina, and one building is leased to the United Nations, an international intergovernmental agency.   GOV was formed in February 2009 and became a public company on June 8, 2009. We are included in the Russell 2000® stock index and the MSCI US REIT index.

Strategy:

Our primary business strategy is to maintain our properties, seek to renew our leases as they expire, selectively acquire additional properties that are majority leased to government tenants and pay distributions to shareholders. As our leases expire, we will attempt to renew our leases with our existing tenants or enter into leases with new tenants, in both circumstances at rents which are equal to or greater than the rents we now receive. Our ability to renew leases with our existing tenants or to enter into new leases with new tenants and the rents we are able to charge will be dependent in large part upon market conditions which are generally beyond our control. Although we sometimes may sell properties, we generally consider ourselves to be a long term investor and are more interested in the long term earnings potential of our properties than selling properties for short term gains. We do not have any off balance sheet investments in real estate entities.

Management:

GOV is managed by Reit Management & Research LLC, or RMR. RMR was founded in 1986 to manage public investments in real estate. As of June 30, 2011, RMR managed a large portfolio of publicly owned real estate, including approximately 1,450 properties, located in 46 states, Washington, D.C., Puerto Rico, Canada and Australia.   RMR has approximately 680 employees in its headquarters and regional offices located throughout the U.S. In addition to managing GOV, RMR also manages CommonWealth REIT, or CWH, a publicly traded REIT that primarily owns office and industrial properties, Hospitality Properties Trust, or HPT, a publicly traded REIT that owns hotels and travel centers, and Senior Housing Properties Trust, or SNH, a publicly traded REIT that primarily owns healthcare, senior living and medical office buildings. RMR also provides management services to Five Star Quality Care, Inc., a healthcare services company which is a tenant of SNH, and to TravelCenters of America LLC, an operator of travel centers, which is a tenant of HPT. An affiliate of RMR, RMR Advisors, Inc., is the investment manager of mutual funds, which principally invest in securities of unaffiliated real estate companies. The public companies managed by RMR and its affiliates had combined total gross assets of approximately $19 billion as of June 30, 2011. We believe that being managed by RMR is a competitive advantage for GOV because RMR provides us with a depth and quality of management and experience which may be unequaled in the real estate industry. We also believe RMR provides management services to GOV at costs that are lower than we would have to pay for similar quality services.

Corporate Headquarters:

Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 219-1440
(f) (617) 219-1441

Stock Exchange Listing:

New York Stock Exchange

Trading Symbol:

Common Shares -- GOV

Issuer Ratings:
Moody's -- Baa3
Standard & Poor's -- BBB-

Portfolio Data (as of 6/30/11):

Total properties	64
Total sq. ft. (000s)	7,553
Percent leased	96.5%

INVESTOR INFORMATION



Board of Trustees

Barry M. Portnoy
Managing Trustee

Adam D. Portnoy
Managing Trustee

Barbara D. Gilmore
Independent Trustee

John L. Harrington
Independent Trustee

Jeffrey P. Somers
Independent Trustee

Senior Management

David M. Blackman
President and Chief Operating Officer

Mark L. Kleifges
Treasurer and Chief Financial Officer

Contact Information

Investor Relations
Government Properties Income Trust
Two Newton Place, Suite 300
255 Washington Street
Newton, MA 02458-1634
(t) (617) 219-1440
(f) (617) 796-8267
(e-mail) info@govreit.com
(website) www.govreit.com

Inquiries
Financial inquiries should be directed to Mark L. Kleifges, Treasurer and Chief Financial Officer, at (617) 219-1440 or mkleifges@govreit.com.

Investor and media inquiries should be directed to Timothy A. Bonang, Vice President, Investor Relations, at (617) 796-8222 or tbonang@govreit.com, or Elisabeth Heiss, Manager, Investor Relations, at (617) 796-8222 or eheiss@govreit.com.



RESEARCH COVERAGE

Equity Research Coverage

Banc of America Merrill Lynch Research
James Feldman
(212) 449-6255

Janney Capital Markets
Daniel P. Donlan
(215) 665-6476

Jefferies & Company, Inc.
Omotayo Okusanya
(212) 336-7076

JMP Securities
Mitch Germain
(212) 906-3546

Morgan Keegan
Stephen Swett
(212) 508-7585

Morgan Stanley
Paul Morgan
(415) 576-2627

RBC Capital Markets
David Rodgers
(440) 715-2647

Wells Fargo Securities
Brendan Maiorana
(443) 263-6516

Rating Agencies

Moody's Investors Service
Lori D. Marks
(212) 553-0376

Standard and Poor's
Susan Madison
(212) 438-4516

GOV is followed by the analysts and its credit is rated by the rating agencies listed above. Please note that any opinions, estimates or forecasts regarding GOV's performance made by these analysts or agencies do not represent opinions, forecasts or predictions of GOV or its management. GOV does not by its reference above imply its endorsement of or concurrence with any information, conclusions or recommendations provided by any of these analysts or agencies.



FINANCIAL INFORMATION

Woodmont Office Center, Rockville, MD.
Square Feet: 188,444.

KEY FINANCIAL DATA
(amounts in thousands, except per share data)



	As of and for the Three Months Ended				
	6/30/2011	3/31/2011	12/31/2010	9/30/2010	6/30/2010
Shares Outstanding:					
Common shares outstanding (at end of period)[1]	40,511	40,501	40,501	40,501	31,264
Weighted average common shares outstanding[1]	40,506	40,501	40,501	36,369	31,261
Common Share Data:					
Price at end of period	$ 27.02	$ 26.86	$ 26.79	$ 26.70	$ 25.52
High during period	$ 27.50	$ 27.22	$ 28.21	$ 28.53	$ 28.40
Low during period	$ 24.27	$ 25.54	$ 25.41	$ 24.65	$ 23.95
Annualized dividends declared per share	$ 1.68	$ 1.64	$ 1.64	$ 1.64	$ 1.60
Annualized dividend yield (at end of period)	6.2%	6.1%	6.1%	6.1%	6.3%
Annualized Normalized FFO[2] multiple (at end of period)	13.0x	14.0x	14.1x	15.5x	14.1x
Market Capitalization:					
Total debt (book value)	$ 383,898	$ 201,165	$ 164,428	$ 98,760	$ 117,944
Plus: market value of common shares (at end of period)	1,094,607	1,087,857	1,085,022	1,081,377	797,857
Total market capitalization	$ 1,478,505	$ 1,289,022	$ 1,249,450	$ 1,180,137	$ 915,801
Total debt / total market capitalization	26.0%	15.6%	13.2%	8.4%	12.9%
Book Capitalization:					
Total debt	$ 383,898	$ 201,165	$ 164,428	$ 98,760	$ 117,944
Plus: total shareholders' equity	745,265	751,049	757,397	767,468	553,380
Total book capitalization	$ 1,129,163	$ 952,214	$ 921,825	$ 866,228	$ 671,324
Total debt / total book capitalization	34.0%	21.1%	17.8%	11.4%	17.6%
Selected Balance Sheet Data:					
Total assets	$ 1,162,734	$ 980,761	$ 951,288	$ 898,581	$ 686,278
Total liabilities	$ 417,469	$ 229,712	$ 193,891	$ 131,113	$ 132,898
Gross book value of real estate assets[3]	$ 1,267,890	$ 1,081,366	$ 1,038,355	$ 1,012,141	$ 806,584
Total debt / gross book value of real estate[3]	30.3%	18.6%	15.8%	9.8%	14.6%
Selected Income Statement Data:					
Rental income	$ 41,923	$ 39,076	$ 36,727	$ 30,746	$ 25,940
EBITDA[4]	$ 24,170	$ 22,052	$ 21,430	$ 17,685	$ 15,850
Property net operating income (NOI)[5]	$ 26,670	$ 24,343	$ 23,537	$ 19,471	$ 17,480
NOI margin[6]	63.6%	62.3%	64.1%	63.3%	67.4%
Net income[7]	$ 10,932	$ 10,254	$ 6,540	$ 6,669	$ 7,735
Normalized FFO[2]	$ 21,038	$ 19,469	$ 19,171	$ 15,677	$ 14,147
Common distributions paid	$ 17,010	$ 16,606	$ 16,605	$ 12,818	$ 12,503
Normalized FFO payout ratio	80.9%	85.3%	86.6%	81.8%	88.4%
Per Share Data:					
Net income[7]	$ 0.27	$ 0.25	$ 0.16	$ 0.18	$ 0.25
Normalized FFO[2]	$ 0.52	$ 0.48	$ 0.47	$ 0.43	$ 0.45
Coverage Ratios:					
EBITDA[4] / interest expense	7.9x	8.7x	9.9x	9.0x	9.4x
Total Debt / Annualized EBITDA[4]	4.0x	2.3x	1.9x	1.4x	1.9x

[1] On July 25, 2011, we sold 6,500,000 of our common shares in a public offering and granted the underwriters of the offering a 30-day option to purchase up to an additional 975,000 common shares to cover overallotments, if any.

[2] See Exhibit C for the calculation of funds from operations, or FFO, and Normalized FFO.

[3] Gross book value of real estate assets is real estate properties at cost, plus acquisition costs, before purchase price allocations and less impairment writedowns, if any.

[4] See Exhibit B for the calculation of EBITDA.

[5] See Exhibit A for the calculation of NOI.

[6] NOI margin is defined as NOI as a percentage of rental income. See Exhibit A for more information.

[7] Net income for the quarter ended December 31, 2010 includes a $3,786, or $0.09 per share, non-cash loss on extinguishment of debt.

CONDENSED CONSOLIDATED BALANCE SHEETS

(amounts in thousands, except share data)



	As of 6/30/2011	As of 12/31/2010
ASSETS		
Real estate properties:		
Land	$ 195,764	$ 143,774
Buildings and improvements	984,033	833,719
	1,179,797	977,493
Accumulated depreciation	(143,335)	(131,046)
	1,036,462	846,447
Acquired real estate leases, net	80,075	60,097
Cash and cash equivalents	1,081	2,437
Restricted cash	1,593	1,548
Rents receivable, net	21,200	19,200
Deferred leasing costs, net	976	1,002
Deferred financing costs, net	2,971	3,935
Other assets, net	18,376	16,622
Total assets	$ 1,162,734	$ 951,288
LIABILITIES AND SHAREHOLDERS' EQUITY		
Revolving credit facility	$ 338,000	$ 118,000
Mortgage notes payable	45,898	46,428
Accounts payable and accrued expenses	17,885	14,436
Due to affiliates	3,060	1,348
Assumed real estate lease obligations, net	12,626	13,679
Total liabilities	417,469	193,891
Commitments and contingencies		
Shareholders' equity:		
Common shares of beneficial interest, $0.01 par value: 50,000,000 shares		
authorized, 40,510,800 and 40,500,800 shares issued and outstanding, respectively	405	405
Additional paid in capital	777,169	776,913
Cumulative net income	62,522	41,336
Cumulative other comprehensive income	44	2
Cumulative common distributions	(94,875)	(61,259)
Total shareholders' equity	745,265	757,397
Total liabilities and shareholders' equity	$ 1,162,734	$ 951,288

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(amounts in thousands, except per share data)



	For the Three Months Ended		For the Six Months Ended	
	6/30/2011	6/30/2010	6/30/2011	6/30/2010
Rental income [1]	$ 41,923	$ 25,940	$ 80,999	$ 49,295
Expenses:				
Real estate taxes	4,637	2,764	9,094	5,332
Utility expenses	3,540	1,733	7,047	3,410
Other operating expenses	7,076	3,963	13,845	7,520
Depreciation and amortization	9,097	5,401	17,483	10,281
Acquisition related costs	1,009	1,011	1,838	1,855
General and administrative	2,566	1,623	4,909	3,082
Total expenses	27,925	16,495	54,216	31,480
Operating income	13,998	9,445	26,783	17,815
Interest and other income	20	16	35	68
Interest expense (including net amortization of debt premiums and deferred financing fees of $418, $624, $836 and $1,156, respectively)	(3,076)	(1,678)	(5,613)	(3,209)
Equity in earnings (losses) of an investee	46	(23)	83	(52)
Income before income tax expense	10,988	7,760	21,288	14,622
Income tax expense	(56)	(25)	(102)	(36)
Net income	$ 10,932	$ 7,735	$ 21,186	$ 14,586
Weighted average common shares outstanding	40,506	31,261	40,503	30,178
Net income per common share	$ 0.27	$ 0.25	$ 0.52	$ 0.48
Additional Data:				
General and administrative expenses / rental income	6.12%	6.26%	6.06%	6.25%
General and administrative expenses / total assets (at end of period)	0.22%	0.24%	0.42%	0.45%
Non cash straight line rent adjustments [1]	$ 43	$ (59)	$ 161	$ (124)
Lease value amortization [1]	$ 116	$ 14	$ 288	$ 48
Lease termination fees included in rental income	$ 5	$ 57	$ 5	$ 57

[1] We report rental income on a straight line basis over the terms of the respective leases; accordingly, rental income includes non-cash straight line rent adjustments. Rental income also includes expense reimbursements, tax escalations, parking revenues and other fixed and variable obligations of our tenants, as well as the net effect of non-cash amortization of intangible lease assets and liabilities.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(amounts in thousands)



	For the Six Months Ended	
	6/30/2011	6/30/2010
Cash flows from operating activities:		
Net income	$ 21,186	$ 14,586
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation	12,353	8,637
Net amortization of debt premium and deferred financing fees	836	1,156
Amortization of acquired real estate leases	4,604	1,380
Amortization of deferred leasing costs	236	216
Share based compensation expense	256	217
Equity in (earnings) losses of an investee	(83)	52
Change in assets and liabilities:		
(Increase) decrease in restricted cash	(45)	(1,000)
(Increase) decrease in deferred leasing costs	(210)	(47)
(Increase) decrease in rents receivable	(2,000)	(1,316)
(Increase) decrease in due from affiliates	-	(233)
(Increase) decrease in other assets	(1,194)	8,490
Increase (decrease) in accounts payable and accrued expenses	3,915	2,744
Increase (decrease) in due to affiliates	1,712	226
Cash provided by operating activities	41,566	35,108
Cash flows from investing activities:		
Real estate acquisitions and improvements	(228,904)	(149,817)
Investment in Affiliates Insurance Company	-	(44)
Cash used in investing activities	(228,904)	(149,861)
Cash flows from financing activities:		
Proceeds from issuance of common shares, net	-	199,030
Repayment of mortgage notes payable	(399)	(242)
Borrowings on revolving credit facility	262,000	104,000
Payments on revolving credit facility	(42,000)	(166,375)
Financing fees	(3)	(1,019)
Distributions to common shareholders	(33,616)	(21,096)
Cash provided by financing activities	185,982	114,298
Decrease in cash and cash equivalents	(1,356)	(455)
Cash and cash equivalents at beginning of period	2,437	1,478
Cash and cash equivalents at end of period	$ 1,081	$ 1,023
Supplemental cash flow information:		
Interest paid	$ 4,161	$ 1,870
Income taxes paid	51	79
Non-cash investing activities		
Real estate acquisitions funded by the assumption of mortgage debt	$ -	$ (35,196)
Non-cash financing activities		
Assumption of mortgage debt	$ -	$ 35,196



DEBT SUMMARY

(dollars in thousands)

	Coupon Rate	Interest Rate [1]	Principal Balance [1]	Maturity Date	Due at Maturity	Years to Maturity
Unsecured Floating Rate Debt:						
$500 million unsecured revolving credit facility [2]	2.29%	2.29%	$ 338,000	10/28/2013	$ 338,000	2.3
Secured Fixed Rate Debt:						
Secured debt - One property in Landover, MD	6.21%	6.21%	$ 24,800	8/1/2016	$ 23,296	5.1
Secured debt - One property in Lakewood, CO	8.15%	6.15%	10,389	3/1/2021	-	9.7
Secured debt - One property in Tampa, FL	7.00%	5.15%	10,709	3/1/2019	7,890	7.7
Total / weighted average secured fixed rate debt	6.83%	5.95%	$ 45,898		$ 31,186	6.7
Summary Debt:						
Total / weighted average floating rate debt	2.29%	2.29%	$ 338,000		$ 338,000	2.3
Total / weighted average secured fixed rate debt	6.83%	5.95%	45,898		31,186	6.7
Total / weighted average debt	2.83%	2.73%	$ 383,898		$ 369,186	2.9

[1] Includes the effect of unamortized fair value premium related to mortgage debt assumed. Excludes the effects of offering and transaction costs.

[2] Interest is generally set at LIBOR plus a spread which varies based upon our senior unsecured debt ratings; the coupon rate and interest rate listed above are as of 6/30/2011. Subject to meeting certain conditions and payment of a fee, we may extend the maturity date to 10/28/2014.



DEBT MATURITY SCHEDULE

DEBT MATURITY SCHEDULE

(dollars in thousands)

Year	Unsecured Floating Rate Debt [1]	Secured Fixed Rate Debt	Total [2]
2011	$ -	$ 502	$ 502
2012	-	1,153	1,153
2013	338,000	1,248	339,248
2014	-	1,345	1,345
2015	-	1,450	1,450
2016	-	24,708	24,708
2017	-	1,308	1,308
2018	-	1,415	1,415
2019	-	9,168	9,168
2020 and thereafter	-	1,683	1,683
Total	$ 338,000	$ 43,980	$ 381,980
Percent	88.5%	11.5%	100.0%

[1] Represents amounts outstanding on our $500 million unsecured revolving credit facility at 6/30/2011 that matures 10/28/2013. Subject to meeting certain conditions and payment of a fee, we may extend the maturity date to 10/28/2014.

[2] The total debt as of 6/30/2011, including unamortized mortgage premiums, was $383,898.



LEVERAGE RATIOS AND COVERAGE RATIOS

	As of and for the Three Months Ended				
	6/30/2011	3/31/2011	12/31/2010	9/30/2010	6/30/2010
Leverage Ratios:					
Total debt / total market capitalization[1]	26.0%	15.6%	13.2%	8.4%	12.9%
Total debt / total book capitalization[1]	34.0%	21.1%	17.8%	11.4%	17.6%
Total debt / total assets[1]	33.0%	20.5%	17.3%	11.0%	17.2%
Total debt / gross book value of real estate assets[2]	30.3%	18.6%	15.8%	9.8%	14.6%
Secured debt / total assets	3.9%	4.7%	4.9%	11.0%	17.2%
Coverage Ratios:					
EBITDA [3] / interest expense [4]	7.9x	8.7x	9.9x	9.0x	9.4x
Total Debt / Annualized EBITDA[3]	4.0x	1.9x	1.9x	1.4x	1.9x

[1] Debt includes the effect of mortgage premiums, if any, related to mortgage debts assumed at the time of real estate acquisitions.

[2] Gross book value of real estate assets is real estate properties, at cost, including purchase price allocations less impairment writedowns, if any.

[3] See Exhibit B for the calculation of EBITDA.

[4] Interest expense includes the net amortization of mortgage premiums and deferred financing fees.



ACQUISITION INFORMATION SINCE 1/1/2011
(dollars and sq. ft. in thousands, except per sq. ft. amounts)

Date Acquired	City and State	Number of Properties	Sq. Ft.	Purchase Price [1]	Purchase Price [1] / Sq. Ft.	Cap Rate [2]	Weighted Average Remaining Lease Term [3]	Percent Leased [4]	Major Tenant - Occupant
Feb-11	Woodlawn, MD	2	183	$ 28,000	$ 153.37	9.0%	4.0	100.0%	U.S. Government - Social Security Administration
Feb-11	Quincy, MA	1	93	14,000	151.27	10.2%	5.1	100.0%	Commonwealth of Massachusetts - Registry of Motor Vehicles
May-11	Plantation, FL	1	136	40,750	300.03	8.1%	8.0	100.0%	U.S. Government - Internal Revenue Service
May-11	New York, NY	1	187	114,050	609.70	7.1%	6.7	100.0%	The United Nations
Jun-11	Milwaukee, WI	1	29	6,775	231.25	9.0%	5.1	100.0%	U.S. Government - Military Entrance Processing Station
Jun-11	Stafford, VA	2	65	11,550	179.10	9.2%	5.0	100.0%	U.S. Government - Federal Bureau of Investigation
Jun-11	Montgomery, AL	1	58	11,550	199.78	9.0%	6.0	100.0%	U.S. Government - Department of Justice
	Total / Weighted Average	9	751	$ 226,675	$ 301.83	7.9%	6.3	100.0%	

[1] Represents the gross contract purchase price including assumed debt, if any, and excludes acquisition costs, amounts necessary to adjust assumed liabilities to their fair values and purchase price allocations to intangibles.

[2] Represents the ratio of (x) annual straight line rental income, excluding the impact of above and below market lease amortization, based on in place leases at the acquisition date, less estimated annual property operating expenses, excluding depreciation and amortization expense, to (y) the acquisition purchase price, excluding acquisition costs.

[3] Average remaining lease term based on rental income as of the date of acquisition.

[4] Percent leased as of the date of acquisition.

PORTFOLIO INFORMATION

4700 River Road, Riverdale, MD.
Square Feet: 337,500.



PORTFOLIO SUMMARY

	Number of Properties	Sq. Ft.	% Sq. Ft.	% Rental Income[1]	% NOI Three Months Ended 6/30/2011 [2]
Properties majority leased to the U.S. Government	51	6,103,419	80.8%	76.9%	79.5%
Properties majority leased to state governments	12	1,263,002	16.7%	17.6%	17.6%
Property majority leased to the United Nations	1	187,060	2.5%	5.5%	2.9%
	64	7,553,481	100.0%	100.0%	100.0%

[1] Percentage of rental income is calculated using the annualized rent from tenants pursuant to signed leases as of 6/30/2011, plus estimated expense reimbursements; and excludes lease value amortization.

[2] See Exhibit A for the calculation of NOI.



SUMMARY ACTUAL AND SAME PROPERTY RESULTS

(dollars and sq. ft. in thousands)

	Summary Actual Results For the Three Months Ended		Summary Same Property Results For the Three Months Ended [1]	
	6/30/2011	6/30/2010	6/30/2011	6/30/2010
Properties (end of period)	64	41	35	35
Total sq. ft.	7,553	4,905	4,390	4,390
Percent leased [2]	96.5%	99.7%	99.8%	100.0%
Rental income [3]	$ 41,923	$ 25,940	$ 24,311	$ 24,515
Property net operating income (NOI) [4]	$ 26,670	$ 17,480	$ 16,198	$ 16,384
NOI % margin	63.6%	67.4%	66.6%	66.8%
NOI % growth	52.6%	-	-1.1%	-

	Summary Actual Results For the Six Months Ended		Summary Same Property Results For the Six Months Ended [5]	
	6/30/2011	6/30/2010	6/30/2011	6/30/2010
Properties (end of period)	64	41	33	33
Total sq. ft.	7,553	4,905	3,958	3,958
Percent leased [2]	96.5%	99.7%	99.8%	100.0%
Rental income [3]	$ 80,999	$ 49,295	$ 43,679	$ 44,163
Property net operating income (NOI) [4]	$ 51,013	$ 33,033	$ 28,818	$ 29,056
NOI % margin	63.0%	67.0%	66.0%	65.8%
NOI % growth	54.4%	-	-0.8%	-

[1] Based on properties we owned continuously since 4/1/2010.

[2] Percent leased includes (i) space being fitted out for occupancy pursuant to signed leases, if any, and (ii) space which is leased, but is not occupied or is being offered for sublease by tenants, if any.

[3] We report rental income on a straight line basis over the terms of the respective leases; accordingly, rental income includes non-cash straight line rent adjustments. Rental income also includes expense reimbursements, tax escalations, parking revenues and other fixed and variable charges paid to us by our tenants, as well as the net effect of non-cash amortization of intangible lease assets and liabilities.

[4] See Exhibit A for the calculation of NOI.

[5] Based on properties we owned continuously since 1/1/2010.



TENANT IMPROVEMENTS, LEASING COSTS AND CAPITAL IMPROVEMENTS

(dollars and sq. ft. in thousands, except per sq. ft. data)

	For the Three Months Ended				
	6/30/2011	3/31/2011	12/31/2010	9/30/2010	6/30/2010
Tenant improvements (TI)	$ 410	$ 125	$ 383	$ 648	$ 87
Leasing costs (LC)	175	35	28	62	22
Total TI and LC	585	160	411	710	109
Building improvements [1]	537	29	1,680	369	200
Development, redevelopment and other activities [2]	96	130	494	251	212
Total capital improvements, including TI and LC	$ 1,218	$ 319	$ 2,585	$ 1,330	$ 521
Sq. ft. beginning of period	7,079	6,804	6,471	4,905	4,390
Sq. ft. end of period	7,553	7,079	6,804	6,471	4,905
Average sq. ft. during period	7,316	6,942	6,638	5,688	4,648
Building improvements per average sq. ft. during period	$ 0.07	$ -	$ 0.25	$ 0.06	$ 0.04

[1] Building improvements generally include expenditures to replace obsolete building components and expenditures that extend the useful life of existing assets .

[2] Development, redevelopment and other activities generally include non-recurring expenditures or expenditures that we believe increase the value of our existing properties.

OCCUPANCY AND LEASING SUMMARY

(dollars and sq. ft. in thousands, except per sq. ft. data)



	As of and for the Three Months Ended				
	6/30/2011	3/31/2011	12/31/2010	9/30/2010	6/30/2010
Properties	64	58	55	53	41
Total sq. ft. [1]	7,553	7,079	6,804	6,469	4,905
Percentage leased	96.5%	96.3%	96.1%	96.0%	99.7%
Leasing Activity (sq. ft.):					
New leases	11	10	2	5	2
Renewals	14	11	45	71	11
Total	25	21	47	76	13
Capital Commitments [2]:					
New leases	$ 291	$ 126	$ 23	$ 18	$ 44
Renewals	65	334	31	13	90
Total	$ 356	$ 460	$ 54	$ 31	$ 134
Capital Commitments per Sq. Ft. [2]:					
New leases	$ 27.37	$ 13.00	$ 9.78	$ 3.82	$ 21.25
Renewals	$ 4.66	$ 29.66	$ 0.68	$ 0.18	$ 8.60
Total	$ 14.48	$ 22.05	$ 1.14	$ 0.40	$ 10.68
Weighted Average Lease Term by Sq. Ft. (years):					
New leases	8.6	2.9	7.8	1.8	5.3
Renewals	3.6	7.2	1.2	5.2	3.7
Total	5.1	5.1	1.6	5.0	4.0
Capital Commitments per Sq. Ft. per Year:					
New leases	$ 3.16	$ 4.58	$ 1.25	$ 2.09	$ 4.03
Renewals	$ 1.31	$ 4.15	$ 0.55	$ 0.03	$ 2.32
Total	$ 2.83	$ 4.29	$ 0.72	$ 0.08	$ 2.70

[1] Sq. ft. measurements are subject to modest changes when space is remeasured or reconfigured for new tenants.

[2] Represents commitments to tenant improvements and leasing costs.

The above leasing summary is based on leases executed during the periods indicated.



TENANT LIST

Tenant	Sq. Ft. [1]	% of Total Sq. Ft. [1]	% of Rental Income [2]
U.S. Government:			
1 Internal Revenue Service	893,551	11.8%	9.4%
2 U.S. Customs & Immigration Service	334,750	4.4%	6.7%
3 Department of Justice	302,937	4.0%	5.9%
4 Centers for Disease Control	481,266	6.4%	5.5%
5 Department of Agriculture	337,500	4.5%	5.3%
6 Federal Bureau of Investigation	334,304	4.4%	5.0%
7 Department of Veterans Affairs	315,608	4.2%	4.6%
8 National Business Center	212,996	2.8%	2.7%
9 Defense Intelligence Agency	266,000	3.5%	2.7%
10 Drug Enforcement Agency	202,392	2.7%	2.6%
11 Department of Energy	220,702	2.9%	2.6%
12 National Park Service	166,745	2.2%	2.5%
13 Food and Drug Administration	133,920	1.8%	2.4%
14 Social Security Administration	171,217	2.3%	2.1%
15 U.S. Courts	112,021	1.5%	2.1%
16 Defense Information Services	163,407	2.2%	1.8%
17 Bureau of Land Management	183,325	2.4%	1.6%
18 U.S. Postal Service	321,800	4.3%	1.5%
19 Defense Nuclear Facilities Board	58,931	0.8%	1.2%
20 Occupational Health and Safety Administration	57,770	0.8%	1.1%
21 Military Entrance Processing Station	56,931	0.8%	1.1%
22 Department of Housing and Urban Development	90,487	1.2%	0.9%
23 Financial Management Service	98,073	1.3%	0.9%
24 Environmental Protection Agency	43,232	0.6%	0.9%
25 Bureau of Prisons	51,138	0.7%	0.5%
26 Equal Employment Opportunity Commission	19,409	0.3%	0.2%
27 National Labor Relations Board	10,615	0.1%	0.2%
28 Department of Homeland Security	6,419	0.1%	0.1%
29 Department of State	5,928	0.1%	0.1%
30 Executive Office for Immigration Review	5,500	0.1%	0.1%
31 Department of Labor	6,459	0.1%	0.0%
	5,665,333	75.0%	74.2%
State Government:			
1 State of Massachusetts - three agency occupants	307,119	4.1%	5.4%
2 State of California - six agency occupants	257,629	3.4%	3.3%
3 State of New Jersey - Department of Treasury	173,189	2.3%	2.9%
4 State of South Carolina - five agency occupants	125,250	1.7%	1.0%
5 State of Maryland - three agency occupants	84,674	1.1%	0.7%
6 State of Minnesota - two agency occupants	71,821	1.0%	0.7%
	1,019,682	13.5%	13.9%
The United Nations	187,060	2.5%	5.5%
107 Non-Government Tenants	413,479	5.5%	6.4%
Subtotal Leased Square Feet	7,285,554	96.5%	100.0%
Available for Lease	267,927	3.5%	--
Total Square Feet	7,553,481	100.0%	100.0%

[1] Sq. ft. is pursuant to signed leases as of 6/30/2011, and includes (i) space being fitted out for occupancy and (ii) space which is leased but is not occupied or is being offered for sublease, if any.

[2] Percentage of rental income is calculated using annualized rent from tenants pursuant to signed leases as of 6/30/2011, plus estimated expense reimbursements; and excludes lease value amortization.



LEASE EXPIRATION SCHEDULE

(dollars and sq. ft. in thousands)

	Sq. Ft. Expiring [1]	% of Sq. Ft. Expiring	Cumulative % of Sq. Ft. Expiring	Rental Income Expiring [2]	% of Rental Income Expiring	Cumulative % of Rental Income Expiring
2011	906	12.4%	12.4%	$ 20,442	11.5%	11.5%
2012	1,055	14.5%	26.9%	28,519	16.1%	27.6%
2013	954	13.1%	40.0%	16,214	9.1%	36.7%
2014	397	5.4%	45.4%	8,045	4.5%	41.2%
2015	1,197	16.5%	61.9%	26,826	15.2%	56.4%
2016	523	7.2%	69.1%	13,599	7.7%	64.1%
2017	556	7.6%	76.7%	11,403	6.4%	70.5%
2018	516	7.1%	83.8%	20,683	11.6%	82.1%
2019	801	11.0%	94.8%	20,473	11.5%	93.6%
2020 and thereafter	381	5.2%	100.0%	11,334	6.4%	100.0%
Total	7,286	100.0%		$ 177,538	100.0%	
Weighted average remaining lease term (in years)	4.0			4.3		

[1] Sq. ft. is pursuant to signed leases as of 6/30/2011, and includes (i) space being fitted out for occupancy and (ii) space which is leased, but is not occupied or is being offered for sublease, if any.

[2] Rental income is annualized rent from tenants pursuant to signed leases as of 6/30/2011, plus estimated expense reimbursements; and excludes lease value amortization.



EXHIBITS

915 L. Street, Sacramento, CA.
Square Feet: 163,425.

CALCULATION OF PROPERTY NET OPERATING INCOME (NOI)

(amounts in thousands)



EXHIBIT A

	For the Three Months Ended		For the Six Months Ended	
	6/30/2011	6/30/2010	6/30/2011	6/30/2010
Calculation of NOI:				
Rental income [1]	$ 41,923	$ 25,940	$ 80,999	$ 49,295
Operating expenses	(15,253)	(8,460)	(29,986)	(16,262)
Property net operating income (NOI)	$ 26,670	$ 17,480	$ 51,013	$ 33,033
Reconciliation of NOI to Net Income:				
Property net operating income (NOI)	$ 26,670	$ 17,480	$ 51,013	$ 33,033
Depreciation and amortization	(9,097)	(5,401)	(17,483)	(10,281)
Acquisition related costs	(1,009)	(1,011)	(1,838)	(1,855)
General and administrative	(2,566)	(1,623)	(4,909)	(3,082)
Operating income	13,998	9,445	26,783	17,815
Interest and other income	20	16	35	68
Interest expense	(3,076)	(1,678)	(5,613)	(3,209)
Income tax expense	(56)	(25)	(102)	(36)
Equity in earnings (losses) of an investee	46	(23)	83	(52)
Net income	$ 10,932	$ 7,735	$ 21,186	$ 14,586

(1) We report rental income on a straight line basis over the terms of the respective leases; as a result, rental income includes non-cash straight line rent adjustments of approximately $43 and ($59) for the three months ended June 30, 2011 and 2010, respectively, and approximately $161 and $(124) for the six months ended June 30, 2011 and 2010, respectively. Rental income includes non-cash amortization of intangible lease assets and liabilities of approximately $116 and $14 for the three months ended June 30, 2011 and 2010, respectively, and approximately $288 and $48 for the six months ended June 30, 2011 and 2010, respectively. Rental income also includes reimbursements, tax escalations, parking revenues, service income and other fixed and variable payments received by us from our tenants.

We compute NOI as shown above. We define NOI as income from real estate less our property operating expenses. We consider NOI to be appropriate supplemental information to net income because it helps both investors and management to understand the operations of our properties. We use NOI internally to evaluate individual and company wide property level performance and believe NOI provides useful information to investors regarding our results of operations because it reflects only those income and expense items that are incurred at the property level and may facilitate comparisons of our operating performance between periods. The calculation of NOI excludes depreciation and amortization, acquisition related costs and general and administrative expenses from the calculation of net income in order to provide results that are more closely related to our properties' results of operations. This measure does not represent cash generated by operating activities in accordance with U.S. generally accepted accounting principals, or GAAP, and should not be considered as an alternative to net income or cash flow from operating activities, determined in accordance with GAAP, as an indicator of our financial performance or liquidity, nor is this measure necessarily indicative of sufficient cash flow to fund all of our needs. We believe that this data may facilitate an understanding of our consolidated historical operating results. This measure should be considered in conjunction with net income and cash flow from operating activities as presented in our Consolidated Statements of Income and data included elsewhere in this Supplemental Operating and Financial Data report. Other REITs and real estate companies may calculate NOI differently than we do.



CALCULATION OF EBITDA

(amounts in thousands)

	For the Three Months Ended		For the Year Ended	
	6/30/2011	6/30/2010	6/30/2011	6/30/2010
Net income	$ 10,932	$ 7,735	$ 21,186	$ 14,586
Plus: interest expense	3,076	1,678	5,613	3,209
Plus: income tax expense	56	25	102	93
Plus: depreciation and amortization	9,097	5,401	17,483	10,281
Plus: acquisition related costs	1,009	1,011	1,838	1,855
EBITDA	$ 24,170	$ 15,850	$ 46,222	$ 30,024

We compute EBITDA as net income plus interest expense, income tax expense, if any, depreciation and amortization and acquisition related costs. We consider EBITDA to be an appropriate measure of our performance, along with net income and cash flow from operating, investing and financing activities. We believe that EBITDA provides useful information to investors because by excluding the effects of certain historical amounts, such as interest, depreciation and amortization expense, EBITDA can facilitate a comparison of current operating performance with our past operating performance. EBITDA does not represent cash generated by operating activities in accordance with U.S. generally accepted accounting principles and should not be considered an alternative to net income or cash flow from operating activities as a measure of financial performance or liquidity. Other REITs and real estate companies may calculate EBITDA differently than we do.



EXHIBIT C

CALCULATION OF FUNDS FROM OPERATIONS (FFO) AND NORMALIZED FFO

(amounts in thousands, except per share data)

| | For the Three Months Ended | | For the Six Months Ended | |
	6/30/2011	6/30/2010	6/30/2011	6/30/2010
Net income	$ 10,932	$ 7,735	$ 21,186	$ 14,586
Plus: depreciation and amortization	9,097	5,401	17,483	10,281
FFO	20,029	13,136	38,669	24,867
Plus: acquisition related costs	1,009	1,011	1,838	1,855
Normalized FFO	$ 21,038	$ 14,147	$ 40,507	$ 26,722
Weighted average common shares outstanding	40,506	31,261	40,503	30,178
FFO per share	$ 0.49	$ 0.42	$ 0.95	$ 0.82
Normalized FFO per share	$ 0.52	$ 0.45	$ 1.00	$ 0.89

We compute FFO and Normalized FFO as shown above. FFO is computed on the basis defined by The National Association of Real Estate Investment Trusts, or NAREIT, which is net income, computed in accordance with U.S. generally accepted accounting principles, or GAAP, plus real estate depreciation and amortization. Our calculation of Normalized FFO differs from NAREIT's definition of FFO because we exclude acquisition related costs. We consider FFO and Normalized FFO to be appropriate measures of performance for a REIT, along with net income and cash flow from operating, investing and financing activities. We believe that FFO and Normalized FFO provide useful information to investors because by excluding the effects of certain historical amounts, such as depreciation expense, FFO and Normalized FFO can facilitate a comparison of operating performances between periods. FFO and Normalized FFO are among the factors considered by our Board of Trustees when determining the amount of distributions to shareholders. Other factors include, but are not limited to, requirements to maintain our status as a REIT, limitations in our revolving credit facility, the availability of debt and equity capital to us and our expectation of our future capital requirements and operating performance. These measures do not represent cash generated by operating activities in accordance with GAAP and should not be considered as alternatives to net income or cash flow from operating activities, determined in accordance with GAAP, as indicators of our financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. We believe that this data may facilitate an understanding of our consolidated historical operating results. These measures should be considered in conjunction with net income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income and data included elsewhere in this Supplemental Operating and Financial Data report. Other REITS and real estate companies may calculate FFO and Normalized FFO differently than we do.